                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2       )*


                          ENGINEERING ANIMATION, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29287210-8
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                                 (CUSIP Number)
      J. Randall Walti, Esq.                 David B. Hollander, Esq.
            General Counsel          Counsel - Corporate Acquisitions & Finance
       Unigraphics Solutions Inc.      Electronic Data Systems Corporation
          13736 Riverport Drive                 5400 Legacy Drive
   Maryland Heights, Missouri 63043            Plano, Texas  75024
           (314)  344-5900                        (972) 604-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 23, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29287210-8              13D                        PAGE  2  OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
             Unigraphics Solutions Inc.      75-2728894
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          12,089,571
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          12,089,571
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,089,571
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

3CUSIP NO. 29287210-8              13D                       PAGE  3  OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
             UGS Acquisition Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          12,089,571
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          12,089,571
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,089,571
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 29287210-8              13D                        PAGE  4  OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Electronics Data Systems Corporation    75-2548221
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                          12,089,571
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                          12,089,571
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,089.571
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

                                                               Page 5 of 7 Pages



         This Amendment No. 2 to Statement on Schedule 13D (this "Schedule 13D") amends Item 5 of the Schedule 13D filed by the Reporting Persons on September 5, 2000, as amended by Amendment No. 1 filed by the Reporting Persons on October 12, 2000, which relates to the Agreement and Plan of Merger dated as of September 5, 2000 (the "Merger Agreement") by and among Unigraphics Solutions Inc., a Delaware corporation (the "Parent"), UGS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and Engineering Animation, Inc., a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, Parent commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company issued pursuant to the Company Rights Plan, dated as of January 1, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended, at a price of $13.75 per share, net to the seller in cash, without interest thereon. Purchaser acquired approximately 10,896,929 Shares pursuant to the Offer, which expired on October 11, 2000. The acquired Shares represented more than 90% of the Company's outstanding common stock.

         On October 23, 2000 (the "Effective Time"), Purchaser merged with and into the Company (the "Merger"). Following the Merger, the Company continued as the surviving corporation and became a wholly owned subsidiary of Parent, and the separate corporate existence of Purchaser ceased.

         At the Effective Time, each Share then outstanding (other than Shares held by the Company or any of its subsidiaries, Parent or Purchaser, and Shares, if any, held by stockholders who properly exercise their appraisal rights under the Delaware General Corporation Law) was canceled and converted automatically into the right to receive $13.75, without interest.

Item 5.  Interest in Securities of the Issuer.

(a) The option (the "Option") granted to Parent pursuant to the Stock Option Agreement dated as of September 5, 2000 between Parent and the Company (the "Stock Option Agreement"), which entitled Purchaser to purchase up to the number of Shares which represents 19.9% of all Shares that were issued and outstanding on the date of the Stock Option Agreement at a cash purchase price per share equal to $13.75, was terminated as of the Effective Time in accordance with the terms of the Stock Option Agreement.

         Pursuant to the terms of the Stockholders Agreement (the "Stockholders Agreement") dated as of September 5, 2000 among Parent, Purchaser and Matthew M. Rizai, Martin J. Vanderploeg and Jeffrey D. Trom (the "Stockholders"), the Stockholders tendered an aggregate 1,311,622 Shares to Purchaser in the Offer. All outstanding employee options to purchase Shares, including options held by the Stockholders covering an aggregate 1,237,567 Shares, were canceled as of the day immediately following the consummation of the Offer in accordance with the terms of the Merger Agreement.

         The Reporting Persons may be deemed the beneficial owners of a total of 12,089,571

                                                               Page 6 of 7 Pages


Shares, constituting 100% of the outstanding Shares.

(b) The Reporting Persons and the Stockholders may be deemed to have shared voting power with respect to 12,089,571 Shares and shared dispositive power with respect to 12,089,571 Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers and directors or any of the Stockholders has effected any transactions in Shares during the past 60 days.

(d) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company") and in Item 3 ("Past Contacts, Transactions, Negotiations and Agreements") of the Schedule 14D-9 is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares they may be deemed to beneficially own.

(e)      Not applicable.

                                                               Page 7 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ELECTRONIC DATA SYSTEMS CORPORATION

                                   By:  /s/ D. Gilbert Friedlander
                                      ------------------------------------------
                                        D. Gilbert Friedlander
                                        Senior Vice President, General Counsel
                                         and Secretary


                                   UNIGRAPHICS SOLUTIONS INC.

                                   By:  /s/ Douglas E. Barnett
                                      ------------------------------------------
                                        Douglas E. Barnett
                                        Vice President, Chief Financial Officer


                                   UGS ACQUISITION CORPORATION

                                   By:  /s/ Douglas E. Barnett
                                      ------------------------------------------
                                        Douglas E. Barnett
                                        President


Dated:   November 1, 2000